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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)

                             GREY GLOBAL GROUP INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
        Limited Duration Class B Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   39787M 108
                                   39787M 207
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                                 (CUSIP Number)

                                 Edward H. Meyer
                           c/o Grey Global Group Inc.
                      777 Third Avenue, New York, NY 10017
                                 (212) 546-2000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                             Dennis S. Hersch, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017

                                December 20, 2004
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
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CUSIP NO. 39787M 108 (COMMON STOCK)
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward H. Meyer
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                      (b) X
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3     SEC USE ONLY
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4     SOURCE OF FUNDS
                  OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
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                  7     SOLE VOTING POWER

                        None
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NUMBER OF SHARES  8     SHARED VOTING POWER
  BENEFICIALLY
 OWNED BY EACH          161,721 shares
REPORTING PERSON
      WITH                20,000  shares (issuable upon exercise of exercisable
                                  stock options)

                             772 shares held in Employee Stock Ownership Plan (beneficial ownership disclaimed)
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        144,745 shares

                          20,000  shares (issuable upon exercisable stock
                                  options)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                          16,976  shares
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11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  161,721 shares

                    20,000 shares (issuable upon exercise of exercisable stock options)
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12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                             (X)
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13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.6% (15.0%, including the 20,000 shares issuable upon exercise of options)
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14                TYPE OF REPORTING PERSON

                  IN
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CUSIP NO. 39787M 207 (CLASS B STOCK)
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward H. Meyer
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                      (b) X
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

                  N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
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                  7     SOLE VOTING POWER

                        None
                  --------------------------------------------------------------
NUMBER OF SHARES  8     SHARED VOTING POWER
  BENEFICIALLY
 OWNED BY EACH          135,617 shares
REPORTING PERSON
     WITH                50,944 shares held in Employee Stock Ownership Plan
                                (beneficial ownership disclaimed)
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                  9     SOLE DISPOSITIVE POWER

                        135,617 shares
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  135,617 shares
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12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                             (X)
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13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  62.7%
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14                TYPE OF REPORTING PERSON

                  IN
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ITEM 1. SECURITY AND ISSUER

      This Amendment No. 16 hereby amends and supplements the Statement on
Schedule 13D, dated as of June 6, 1976, filed by Edward H. Meyer, as amended by Amendments No. 1 through 15 to the Statement on Schedule 13D. This filing relates to the shares of Common Stock, par value $0.01 per share ("Common Stock"), and to the shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock, and Class B Stock being hereinafter collectively referred to as the "Shares"), of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to include as the last paragraph thereof, the following paragraph:

      On December 23, 2004, Mr. Meyer exercised options to purchase 30,000 shares of Common Stock, constituting all the shares subject to the 1998 Option (as defined in Item 6 below), with an aggregate exercise price of $9,975,000. Mr. Meyer paid to the Company 9,253 shares of Common Stock with a value on December 23, 2004 equal to the aggregate exercise price of the 1998 Option. Mr. Meyer also delivered to the Company 8,184 shares of Common Stock in satisfaction of tax withholding obligations arising from the exercise of the 1998 Option.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended by deleting the first sentence of the second paragraph, and inserting in lieu thereof the following:

      As described under Item 6 below, pursuant to the New Employment Agreement (as defined in Item 6 below), Mr. Meyer was required to exercise the number of options (estimated to be approximately 13,000) necessary to preserve the potential deductibility to the Company of compensation payments made to Mr. Meyer in connection with the Merger and avoid the need for the Company to gross up any golden parachute excise taxes, if requested by WPP. As more fully described under Item 6 below, pursuant to the Letter Agreement (as defined in Item 6 below), Mr. Meyer agreed to exercise the 1998 Option in full. In connection therewith, on December 23, 2004, Mr. Meyer exercised options to purchase 30,000 shares of Common Stock constituting all of the shares subject to the 1998 Option. As part of his personal asset diversification strategy, Mr. Meyer may sell some or all of the 30,000 shares of Common Stock issued to him upon exercise of the 1998 Option, subject to market conditions, prior to January 14, 2005. In addition, Mr. Meyer may in the future acquire additional shares of Common Stock by exercising the 1996 Option (as defined in Item 6).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

      As of December 23, 2004, Mr. Meyer beneficially owned 161,721 shares of Common Stock (excluding any shares that are issuable upon the exercise of Mr. Meyer's options to purchase shares of Common Stock and Shares beneficially owned by him solely by reason of his membership on the committee responsible for the administration of the ESOP), representing approximately 13.6% of the Common Stock outstanding, and 135,617 shares of Class B Stock (excluding Shares beneficially owned by him solely by reason of his membership on the committee responsible for the administration of the ESOP), representing approximately 62.7% of the Class B Stock outstanding. For purposes of this Item 5, unless otherwise indicated, percentages of outstanding shares are based on the number of shares outstanding as of December 21, 2004.

      As more fully described in Item 6 below, Mr. Meyer has been granted an issuance of options to purchase shares of Common Stock. On November 26, 1996, the Company granted Mr. Meyer the 1996 Option (as defined in Item 6) to purchase 20,000 shares of Common Stock at an exercise price of $235.00 per share. The 1996 Option, by its terms, became exercisable as to 6,666 shares as of the 1996 Effective Date (as defined in Item 6), as to an additional 6,667 shares on the first anniversary of the 1996 Effective Date and as to the final 6,667 shares on the second anniversary of the 1996 Effective Date.
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      Assuming the exercise in full of the 1996 Option, Mr. Meyer would beneficially own 181,721 shares of Common Stock, representing 15.0% of the outstanding Common Stock (assuming the shares issuable upon exercise of those options were outstanding for purposes of the calculation).

      Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, 16,976 shares of Common Stock held by the Meyer Foundation, and 772 shares of Common Stock and 50,944 shares of Class B Stock (approximately 0.1% and 23.6%, respectively, of the outstanding Common Stock and Class B Stock) held in the ESOP as of December 21, 2004, as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

      On February 9, 1998, Mr. Meyer received distributions of 3,731 shares of the Company's Common Stock from the ESOP because, under the terms of the ESOP, a member of the plan who attains the age of seventy and one-half years (70 1/2) and who continues in active employment with the Company becomes a recipient of the shares of stock held for his benefit by the ESOP.

      On August 26, 2004, Mr. Meyer transferred 16,976 shares of Common Stock to the Meyer Foundation, and, as a result, Mr. Meyer now has shared voting and dispositive power over such shares by virtue of being a director of the Meyer Foundation. In addition, as described under Item 4 above, as a result of his entry into the Voting Agreement on September 11, 2004, WPP may be deemed to have shared voting power with Mr. Meyer over 161,721 shares of Common Stock and 135,617 shares of Class B Stock. Mr. Meyer has sole dispositive power over 144,745 shares of Common Stock and 135,617 shares of Class B Stock.

      On December 23, 2004, Mr. Meyer exercised the 1998 Option in full and paid to the Company, 9,253 shares of Common Stock, with a value on December 23, 2004 equal to the aggregate exercise price of the 1998 Option. In addition, Mr. Meyer delivered to the Company 8,184 shares of Common Stock in satisfaction of tax withholding obligations arising from the exercise of the 1998 Option.

      As of December 23, 2004, the aggregate number of shares of Common Stock and Class B Stock held by Mr. Meyer (including Shares issuable upon the exercise of the 1996 Option), the Common Stock held by the Meyer Foundation and the Common Stock and Class B Stock held by the ESOP in the aggregate represents 60.7% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming that the shares issuable upon exercise of the 1996 Option were outstanding for purposes of the calculation. Arrangements have been made to provide for pass-through voting of the Shares held by the ESOP with respect to the Merger Agreement and the transactions contemplated thereby. The aggregate number of shares of Common Stock and Class B Stock beneficially owned by Mr. Meyer which are subject to the Voting Agreement in the aggregate represents 45.2% of the votes entitled to be cast at a meeting of stockholders of the Company (excluding Shares issuable upon exercise of the 1996 Option and shares of the Common Stock and Class B Stock held by the ESOP).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended by deleting the sixth paragraph thereof, and inserting in lieu thereof the following:

      The Company and Mr. Meyer entered into a Stock Option Agreement (the "1998 Option Agreement", previously filed as Exhibit 16), effective as of January 23, 1998 (the "1998 Effective Date"), granting to Mr. Meyer an option (the "1998 Option") to purchase 30,000 shares of Common Stock pursuant to the Plan. The 1998 Option became exercisable in equal installments of 10,000 shares on each of the 1998 Effective Date and the first and second anniversaries of the 1998 Effective Date. On December 23, 2004, Mr. Meyer exercised options to purchase 30,000 shares of Common Stock, constituting all the shares subject to the 1998 Option.

Item 6 is further amended by deleting the last paragraph thereof and inserting the following in lieu thereof:

      As described under Item 4 above, Mr. Meyer has entered into a Voting Agreement in connection with the Merger Agreement. In addition, in connection with the Merger Agreement, Mr. Meyer entered into an Employment Agreement with the Company and WPP (the "New Employment Agreement"), pursuant to which Mr. Meyer has agreed to exercise the 1996 Option and/or the 1998 Option if the effective time of the Merger will not occur until
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2005 and to the extent sufficient to eliminate any "excess parachute payments"
that he would have otherwise received in connection with the Merger. On December 20, 2004, Mr. Meyer entered into a letter agreement with the Company and WPP (the "Letter Agreement"). The Letter Agreement provides, among other things, that Mr. Meyer will exercise the 1998 Option in full by December 31, 2004 and permits Mr. Meyer to pay the aggregate exercise price of the 1998 Option and the tax withholding obligations associated with the exercise of the 1998 Option in full by delivering to the Company the number of shares of Common Stock having a market value equal to the aggregate exercise price and tax withholding obligations. This method of paying the exercise price and tax withholding obligations was permitted under the Voting Agreement, but only to the extent of the number of options (estimated to be approximately 13,000) that Mr. Meyer had been required to exercise under the New Employment Agreement. In addition, the Letter Agreement modified the transfer restrictions in the Voting Agreement that prohibited any pledges of shares of Common Stock owned by Mr. Meyer to permit Mr. Meyer to pledge up to 20,000 shares of his existing shares of Common Stock to secure a third party loan to him. Mr. Meyer may in the future pledge up to 20,000 shares of his existing shares of Common Stock to secure a third party loan to him. The foregoing is a summary description only and is qualified in its entirety by reference to Mr. Meyer's employment agreement, the New Employment Agreement, the Registration Rights Agreement, the Exchange Agreement, the ESOP, the 1996 Option Agreement, the 1998 Option Agreement, the Voting Agreement, the Letter Agreement, which is included as Exhibit 21 to this Schedule 13D, and the complete text of the Plan.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The following documents are filed as exhibits:

Exhibit     Title

21.         Letter Agreement, dated as of December 20, 2004, by and among Edward
            H. Meyer, Grey Global Group Inc. and WPP Group plc.
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                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2004

/s/ Edward H. Meyer
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Edward H. Meyer
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                                  EXHIBIT INDEX

Exhibit     Title

21.         Letter Agreement, dated as of December 20, 2004, by and among Edward
            H. Meyer, Grey Global Group Inc. and WPP Group plc.